NATURAL GAS FUELING AND CONVERSION INC.

7135 COLLINS AVENUE, NO. 624

MIAMI BEACH, FLORIDA 33141

January 17, 2014

VIA EDGAR

Mara Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Gas Fueling and Conversion Inc.
Registration Statement on Form S-1
Filed November 27, 2013
File No. 333-192590

Dear Ms. Ransom:

By letter dated December 23, 2013, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Natural Gas Fueling and Conversion Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1, filed on November 27, 2013. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE: The Company is an “emerging growth company” exempt from certain financial disclosure and governance requirements for up to five years as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), that eases restrictions on the sale of securities; and increases the number of shareholders a company must have before becoming subject to the Commission’s reporting and disclosure rules. We shall continue to be deemed an emerging growth company until the earliest of:

(a)	the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(b)	the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective IPO registration statement;

(c)	the date on which such issuer has, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or

(d)	the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A and 14B of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require shareholder approval of executive compensation and golden parachutes.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We added the above disclosure to the Registration Statement (see page 2). Further, we added a separate risk factor concerning our election to use the extended transition period as an emerging growth company (see page 5).

2.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, neither the Company nor anyone on the Company’s behalf has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company also respectfully advises the Staff that, to the best of its knowledge, to date, there have been no research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the JOBS Act, by any broker or dealer that is participating or will participate in our offering. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the JOBS Act, the Company will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

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3.  It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

•	your disclosure indicates that you are a development stage company issuing penny stock;

•	you do not appear to have an office or place of business other than that provided by your Chief Executive Officer;

•	you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

•	you have a net loss of $15,100 to date and you have not generated any revenues to date;

•	you have assets consisting only of cash; and

•	your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

RESPONSE: The Company respectfully advises the Commission that it is not a “blank check company.” Rule 419 promulgated under the Securities Act, states, in relevant part, that the term “blank check company” shall mean a company that: (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. We are relying on the provisions of the release referenced by the Commission in its comment (Securities Act Release No. 6932 (April 13, 1992)), which specifies that start-up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering.

Development Stage Company Issuing Penny Stock

The Company acknowledges that is a development stage company (as defined in Rule 1-02(h) of Regulation S-X) issuing penny stock. As noted above, the Company has supplemented the Registration Statement throughout to clarify and emphasize that it is a development stage company issuing penny stock. This fact alone is not dispositive, however, as Rule 419 requires that the Company also have no specific business plan or purpose or have indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. The Company discloses throughout the Registration Statement that its specific business plan concerns that operation and of gasoline, diesel and natural gas (NG) service stations and the implementation of equipment to convert automobiles to operate on NG. Further, the Company confirms that it has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

We have added the following language to the cover page of the prospectus:

“We are not a blank check company. We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.”

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Office Space Provided by Chief Executive Officer

At this time the Company does not require additional separate office space apart from the space provided to us by our Chief Executive Officer. As we disclose in the Registration Statement, the Company anticipates renting commercial office space in Miami, FL in the future after completion of the offering.

Commencement of Operations

We respectfully submit to the Commission that although the Company has not commenced its primary business objective to operate NG service stations, we have commenced operations as the Company has taken substantial steps toward developing our planned operating business. As it is our preference to buy land and build operating units using our specific design and architecture, our Chief Executive Officer has spent a considerable amount of time scouting potential locations and meeting with real estate brokers and construction contractors. Further, we have spent considerable time identifying several potential acquisition targets that may be suitable for our specific planned operations. Since inception, our Chief Executive Officer has devoted his full-time toward the Company’s operations, including meeting with investment bankers and natural gas industry leaders. While it is not reasonable to believe that we will have an operational NG service station running in less than 12 months as indicated by the timeline in our Registration Statement, we consider the steps necessary to achieve such goal to be vital operations of the business and therefore we consider ourselves to have commenced operations. We have provided a more extensive list of operations the Company has undertaken in our response to Comment #4 below.

Net Loss; No Revenues

As of October 31, 2013, the Company has a net loss of 15,100 and has not generated any revenue to date. We will not generate revenue until such time that we are operating our planned fueling service stations. It is the Company’s goal to generate significant revenues in the future based on our specific business plan.

Only Cash Assets

Although the Company currently only has assets consisting of cash, upon closing of this offering the Company plans to either build a NG service station or purchase an existing operating gas station in the Miami, FL, area, at which time the Company’s asset portfolio will increase.

Business Plan

The Company respectfully submits that we believe our business plan describes a specific plan of operations. As the Company does not yet operate a NG service station, much of the disclosure in our business plan concerning our planned operations relates to either building a new fueling station or purchasing an existing gas station. There are various steps which the Company needs to accomplish prior to it is able to accomplish its full operational goals which we have outlined in the business disclosure. Additionally, we have revised certain portions of the business plan contained in our Registration Statement in an attempt to clarify the Company’s planned operations further based on the Commission’s comment.

4.  It appears that you are a shell company as defined by Rule 405 under the Securities Act of 1933, as amended. Accordingly, please revise your registration statement as follows:

•	Please disclose on the prospectus cover page that you are a shell company and also disclose that consequently the purchase of your stock would likely be an illiquid investment. Please provide similar disclosure in the prospectus summary.

•	Please revise your prospectus to disclose the risks to your company associated with the fact that you are a shell company, including the potential reduced liquidity of your securities, the restrictions on your ability to utilize registration statements on Form S-8, and the limitations on the ability of your security holders to use Rule 144 under the Securities Act of 1933, as amended. In revising your prospectus, please include a risk factor addressing your shell company status.

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RESPONSE: The Company respectfully submits to the Commission that we do not believe we are a shell company. In Release No. 33-8869, the Commission defines a “shell company” to mean a registrant, other than an asset back issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

This definition does not include a development stage company pursuing an actual business. We are currently considered a development stage company. The definition above uses the word “and” after section (A) above, a company must have “no or nominal operations” before conducting an analysis of the Company’s assets and the other items in section (B) listed above. Therefore, if a company has more than “nominal operations”, it will not be considered a shell company as defined in Release 33-8869. Showing proof of more than “nominal operations” is often difficult for a company in the early stages of development that has yet to generate any or substantial revenues.

In Release 33-8869, several commenters were concerned that the Commission’s definition of a shell company would capture virtually every company during its start-up phase and that the definition was therefore too broad. The Commission specifically addressed this concern in footnote 172 to Release 33-8869, by saying, in applicable part:

“Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

One can conduct an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company in questions has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business.

Based on our analysis we do not believe that the Company is a “shell company” as defined in Rule 405 of Regulation C under the Securities Act as we believe that the Company has conducted a substantial number of business activities which constitute more than “nominal operations” for various reasons, including the following:

(1)	Incorporated the business in the State of Florida;

(2)	Conducted extensive research into the NG market and created cost projections for the Company’s planned operations;

(3)	Conducted due diligence on and entered into an agreement with Shenzhen HJ Technology Company Ltd. (HJT), pursuant to which the companies have agreed to enter into a joint venture agreement in the future for the Company’s planned vehicle conversion division;

(4)	The Company’s management has traveled to Sri Lanka and Japan to discuss the Company’s planned vehicle conversion business with potential investors and strategic partners;

(5)	Conducted meetings with Sierra Search Consultants, a California based consulting firm, to discuss possible EPA regulations related to its planned vehicle conversion division – the Company plans to engage Sierra as a consultant upon obtaining additional financing;

(6)	Hired a Chief Financial Officer and appointed members to the Company’s board of directors – the Company is continuing an on-going search for additional members to its management team;

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(7)	Attended the Natural Gas Vehicles of America annual conference in Atlanta, GA, from November 18 – 21;

(8)	Conducted meetings with industry vendors to discuss new technologies relevant to setting up new NG fueling stations and conversion garages;

(9)	Engaged Gas Stations USA, a brokerage firm specializing in the sale and purchase of gasoline stations and convenience stores in the event the Company determines it is in its best interest to purchase an existing fueling station as opposed to building a new fueling station on purchased land;

(10)	Incurred professional fees related to the Company’s Regulation D 506 offering in October 2013;

(11)	Conducted meetings with multiple different owners of gasoline stations and property to discuss the existing business of such locations and the possible acquisition by the Company of such locations – the Company’s Chief Executive Officer is currently searching for potential building site locations and existing operations that may be suitable for purchase by the Company on a daily basis; and

(12)	Attended multiple investors’ conferences, including the National Investment Banking Association’s New York conference in September 2013, in order to meet with potential underwriters and other potential investors and engage corporate counsel.

The Company respectfully submits the above analysis to the Commission for its consideration.

Prospectus Cover Page

5.  Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares being offered (emphasis added). Please also clearly state that there is no guarantee that you will receive any proceeds from this offering. Please refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: We have added language and a table to the Prospectus Cover Page disclosing the net proceeds the Company may receive assuming the sale of 25%, 50%, 75% and 100% of the shares being offered in the Registration Statement. In addition, we have added language in this section to clarify that there is no guarantee the Company will receive any proceeds from the offering in accordance with Item 501(b)(3) of Regulation S-K (see page ii).

Prospectus Summary, page 1

About us, page 1

6.  Please disclose in this section, as you indicate elsewhere in your prospectus, that you plan to first open three initial combined gasoline and NG fueling service stations and factories to retrofit vehicles to run on NG, and that you may begin operations by constructing such facilities or by attempting to purchase existing facilities.

RESPONSE: We have amended the Prospectus Summary in the Registration Statement to include language summarizing the Company’s planned operations (see page 1).

7.  We note your statement that “[your] primary business is to construct, own and operate combined gasoline, diesel and liquefied natural gas (LNG), and compressed natural gas (CNG), vehicle fueling and service stations in the United States along with garages to retrofit gasoline and diesel driven vehicles . . . .” Please revise here, and throughout your registration statement, to clarify that you plan to engage in such activities, as it does not appear that you have yet commenced operations or generated any revenue. We also note your disclosure on page 34 that “[you] operate [y]our vehicle conversion division in joint venture with HJT who is the majority shareholder of HFSD.” Please clarify that you plan to operate your vehicle conversion division with HJT, as it does not appear that you currently operate such business.

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RESPONSE: The Company has revised the Registration Statement throughout to clarify that the Company does not currently operate NG service station and vehicle conversion garages. Further, we have clarified that although we have a preliminary agreement with HJT to enter into a joint venture agreement in order to operate our vehicle conversion division, we have not entered into such agreement yet and thus we do not currently operate such business.

8.  In an appropriate place in your prospectus, please provide additional detail regarding your planned joint venture relationship with HJT, including any anticipated costs to you of such agreement. In this regard, we note that the Agreement provides that you will pay to HJT a fee for the services that HJT will provide to you. Please also include disclosure in the Certain Relationships and Related Party Transactions section, as applicable.

RESPONSE: To date, the Company has entered into a preliminary agreement with HJT, which memorializes that the Company and HJT plan to enter into a joint venture agreement in the future for the operation of the planned vehicle conversion division. As such joint venture agreement has yet to be negotiated and entered into, the Company is not able to relate any material terms or cost estimates of such agreement. Upon the filing of this amended Registration Statement, the Company’s Chief Executive Officer is traveling to China in order to negotiate the terms of the planned joint venture agreement. The Company’s Chief Executive Officer has been working with HJT as a financial consultant for the past several years to assist in the expansion of their vehicle conversion business and the addition of additional NG service stations in China. We have revised the Registration Statement throughout to clarify our current relationship with HJT and our planned vehicle conversion division.

Summary of the Offering, page 2

9.  Please disclose in the “Gross Proceeds and Net Proceeds” section the fact that there is no guarantee that you will receive any proceeds from the offering, and include the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, and 75% of the shares being offered.

RESPONSE: We have amended this section of the Registration Statement accordingly to address the Commission’s comment (see page 3).

Common Stock Outstanding Prior to the Offering, page 2

10.  Please also disclose in this section that you have 7,000,000 shares of Class B common stock outstanding, and the voting preference granted to holders of Class B common stock.

RESPONSE: We have amended this section of the Registration Statement to include a reference to the shares of Class B common stock outstanding and the voting preferences of such class of common stock (see page 3).

Risk Factors, page 4

Risks Related to our Common Stock, page 8

Our majority stockholder owns 4,000,000 shares of our Class A . . . ., page 8

11.  Please also discuss in this risk factor, or in a separate risk factor, the actions that you have agreed not to take without the prior written consent of the holders of a majority of the voting power of the then outstanding Class B common stock, which you discuss on page 12.

RESPONSE: We have amended the Registration Statement to include a separate risk factor relating to the preferences of the Class B Common Stock (see page 10).

A DTC “chill” on the electronic clearing of trades . . . ., page 10

12.  Please also discuss in this risk factor, or in a separate risk factor, the “penny stock” regulations that you discuss on pages 36-37, or tell us why you do not believe you should do so.

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RESPONSE: We have amended the Registration Statement to include a separate risk factor relating to “penny stock” regulations (see page 11).

Use of Proceeds, page 13

13.  Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the table on page 18, please so state. Please refer to Instruction 1 to Item 504 of Regulation S-K.

RESPONSE: We confirm that the order of priority of our use of proceeds is the order of the uses which are listed in the table and we have amended the Registration Statement to clarify this point (see page 15).

14.  You disclose in footnote (2) that the estimated cost of building or acquiring a gasoline and diesel fueling service station along with a convenience store will approximate $2.5 million, that the additional cost to add LNG and CNC storage and dispensers is estimated at $3.8 million and that adding a vehicle retrofitting garage is estimated at $2 million. As such it appears that the total estimated costs of each facility would approximate $6.3 million versus your disclosure of $5.8 million and with the addition of retrofitting garages would increase to $8.3 million. We also note your disclosure in management’s discussion and analysis of financial statements and results of operations which contain similar disclosures. It appears that the total estimated cost to construct or acquire each combined gasoline and diesel fuel station along with a convenience store, adding NG fueling capabilities and adding a vehicle retrofitting garage disclosed in footnote (2) excludes the estimated cost of building or acquiring the gasoline and diesel service station. In addition, it appears that the estimated costs to acquire three existing gasoline and diesel combined stations and adding NG fueling capabilities along with garages to retrofit vehicles to run on NG disclosed in “Plan of Operation” on page 17 excludes the estimated cost of acquiring the gasoline and diesel service stations. Please revise to clarify these disclosures or explain to us why the total estimated cost of $5.8 million per combined gasoline and NG station or $17.4 million for three combined gasoline and NG stations is correct.

RESPONSE: We have amended the Registration Statement throughout, including the “Use of Proceeds” section, to consistently disclose the total estimated costs associated with our planned operations (see page 16).

15.  We note your disclosure on page 16 that one of the activities that you have accomplished is that you have “[l]ocated 3 existing gasoline stations to acquire and expand to add NG fueling.” Accordingly, please provide the disclosure required by Instruction 5 and Instruction 6 to Item 504 of Regulation S-K, as applicable.

RESPONSE: We have revised the disclosure throughout the Registration Statement to clarify that the Company has not actually located three existing gasoline stations to acquire and expand, but rather, located several existing gasoline locations that may be suitable candidates for a future NG service station. We are currently conducting due diligence on these locations. At such time that we identify locations which we plan to acquire we will update our disclosure in accordance with Item 504 of Regulation S-K. We have revised our disclosure in our business plan to clarify that the Company may purchase one or more existing operating gasoline service stations in the event that the Company chooses not to purchase land and build one or more NG service stations.

Dilution, page 15

16.  We note you calculated dilution based on the net tangible book value per share of common stock as of November 26, 2013. Please revise to compute dilution based on the net tangible book value per share of common stock as of October 31, 2013, the most recent balance sheet included in the filing.

RESPONSE: We have amended the dilution section and the related table in the Registration Statement to calculate net tangible book value per share as of October 31, 2013 (see page 18).

Management’s Discussion and Analysis of Financial Statements and Results of Operations, page 16

Overview, page 16

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17.  Please include a discussion of the economic or industry-wide factors relevant to your proposed business operations, inform readers about how you plan to earn revenues and income and generate cash, the anticipated locations of your operations and provide insight into material opportunities, challenges and risks on which management are most focused for both the short term and long term as well as the actions they are taking to address such opportunities, challenges and risks. In addition, please enhance your discussion to disclose or discuss in more detail:

•	The going concern opinion rendered by your independent registered accounting firm;

•	Any known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income from continuing operations; and

•	Any material commitments for capital expenditures.

RESPONSE: We have amended the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to provide additional disclosure to address the Commission’s comment. Further, we have amended the Registration Statement throughout to provide greater detail and clarification in regard to the Company’s planned operations and revenue generation (see page 19).

Plan of Operation, page 16

18.  We note your disclosure on page 17 regarding your schedule for completing the activities necessary to commence operations. Please also disclose the cumulative time that you expect each activity to take. For example, if you believe that reviewing or setting up accounting systems and control procedures will take approximately 15 days after you acquire an existing gasoline or diesel fueling station, please state clearly that you expect such activity to be complete 45 days after the availability of any necessary capital.

RESPONSE: We have revised the disclosure in this section to clarify the cumulative time we anticipate the planned steps to take in order to become fully operational (see page 20).

Liquidity and Capital Resources, page 17

19.  We note that your auditors have issued a going concern opinion and, at the current expense rate from October 2013, you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and the period of time that available cash can sustain your current operations.

RESPONSE: We have revised the Registration Statement include disclosure related to our monthly burn rate, cash on hand as of October 31, 2013 and the period of time that such available cash can sustain the Company’s current operations (see page 21).

20.  Because your offering is being conducted on a “best-efforts” basis, there is no guarantee that you will raise 100% of the proceeds from this offering, or any proceeds at all. Please discuss your plans to satisfy your liquidity needs and meet your development goals in the next 12 months under the offering scenarios discussed elsewhere in your filing. For example, please revise your disclosure to discuss your estimated operating expenses if you raise 25%, 50%, and 75% of the total offering proceeds.

RESPONSE: We have amended the Registration Statement to include a new section entitled “Use of Working Capital and Revenue Generation” to clarify its disclosure related to the Company’s liquidity needs in consideration of the offering scenarios presented in the Registration Statement (see page 16).

21.  Please expand your disclosure here and in the footnotes to your audited financial statements to indicate whether or not you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital and short-term or long-term financial plans.

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RESPONSE: We have expanded the disclosure in the Registration Statement and the footnotes thereto to clarify that the Company does not have any written or oral communication from stockholders, directors or any officers to provide the Company with any forms of cash advances, loans or sources of liquidity to meet the Company’s working capital needs or long-term or short-term financial needs (see page 22).

Business, page 19

22.  Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K, as it pertains to the patented Gas Intelligent Electric Control System to which you refer on page 1. Please also discuss in greater detail your ability to use such technology patented by HJT.

RESPONSE: We have revised the Registration Statement throughout to clarify that the Gas Intelligent Electric Control System (GIECS) patent is owned exclusively by HJT, and that the Company does not currently have a licensing right to use such technology. At such time that the Company and HJT enter into a formal joint venture agreement, in which it is anticipated that the Company will be granted a licensing right to use the GIECS patent and technology, the Company will update its disclosure accordingly to comply with Item 101(h)(4)(vii).

23.  We note references in this section and throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, we note your references to the U.S. Department of Energy’s Energy Information Administration, Cummins Westport, Deere & Company, and the EPA. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

RESPONSE: We have attached as an exhibit the third-party sources we have relied upon to make certain statements in our prospectus cross-referenced to the location in our prospectus. No source upon which the Company has relied upon was commissioned by the Company and all sources are publicly available to all investors with Internet access (See Exhibit A attached hereto).

Environmental Conditions and NG Consumption, page 21

24.  To the extent known, please identify the emerging nations in which you plan to expand your prospective operations.

RESPONSE: At this time the Company does not have any certainly with regard to emerging nations in which it plans to expand. However, the Company is currently investigating the possibility of future expansion to Sri Lanka as a first candidate. The Company has also traveled to Japan for the same purpose, though the Company does not consider Japan to be an “emerging nation.” We have revised the Registration Statement accordingly (see page 26).

Management, page 30

25.  Please disclose the names of the private investment partnerships that Mr. Weeraratne manages on a full time basis. Please refer to Item 401(e) of Regulation S-K.

RESPONSE: We have revised the disclosure in the Registration Statement to clarify that Mr. Weeraratne currently manages four separate private investment partnerships on a part-time basis, as well as the names of such private investment partnerships. Prior to the Company’s incorporation, Mr. Weeraratne managed these private investment partnerships on a full-time basis but now devotes the vast majority of his time (full-time) to the Company’s operations (see page 35).

Certain Relationships and Related Transactions, page 34

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26.  We note your disclosure on pages 45-46 and on page 48 regarding shares issued to your founders and initial directors and executive officers. Please revise this section to include all disclosure required by Item 404(a) and Item 404(c) of Regulation S-K.

RESPONSE: The Company confirms that no transaction, including the issuance of Company securities to the Company’s founders, executive officers or directors, exceeded $120,000.00. Further, the Company confirms that, since inception, the Company has not used or been affiliated with a promoter. We have revised the “Recent Sales of Securities” section of our amended Registration Statement to provide further detail concerning the issuances of the Company’s securities (see page 39).

Report of Independent Registered Public Accounting Firm, page 39

27.  Your independent accountant’s report should indicate that you are in the development stage. Please have your accountant revise its report to indicate that you are a development stage company.

RESPONSE: Our independent auditor has revised its report to clarify that the Company is a development stage company. The revised report is included in the Registration Statement (see page F-2).

Notes to Financial Statements, page 44

Note 2 – Significant Accounting Policies, page 44

General

28.  We note your major shareholder and some of your directors are also significant shareholders and directors of HFSD. Please tell us the ownership structure of HFSD and your consideration of the consolidation guidance in ASC 810-10-25 regarding non-controlling rights and variable interest entities. Also, we understand that you have entered into a preliminary joint venture agreement with HJT. Please revise your disclosure to clarify that the agreement is preliminary, and describe the terms of the preliminary joint venture agreement.

RESPONSE: HFSD was set up as a holding company in the United States to build NG fueling stations in China. It has Class A shares with one vote for each share and Class B shares with super voting rights of 10 votes per each share. HJT owns 45,000,000 Class B shares and thus are the controlling shareholders of HFSD. None of the shareholders, officers or directors of the Company own any Class B shares of HFSD. The following shareholders, officers and directors of the Company own the following Class A shares of HFSD:

I Andrew Weeraratne	13,095,000
Eugene Nichols	3,000,000
James New	1,525,000

Although three officers and/or directors of the Company are also directors and management officers of HFSD, there are no intercompany transactions, contracts, arrangements or agreements between the Company and HFSD. Additionally, HJT is majority-owned by two shareholders, neither of which are shareholders, directors or officers of the Company and none of the Company’s shareholders, directors or officers participate in ownership, directorship or the management of HJT.

We do not believe the consolidation guidance in ASC 810-10-25 regarding noncontrolling rights and variable interest entities (VIE) apply to the Company since ASC 810-10-25 concerns variable entities and HFSD would not qualify as a VIE of the Company under the definition of a VIE under ASC 810-10. In the case of HFSD, it has equity investors with voting rights and thus far such investors have provided capital support to HFSD. The Company does not own any shares of HFSD nor has the Company provided any financial resources to HFSD or entered into any material arrangements with HFSD.

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Furthermore, 810-10-25-38A deems an entity to have a controlling interest in a VIE if it has both the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

(b)	The obligation to absorb losses of the VIE that coule potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

NGFC has neither as it relates to HFSD. We have amended the Registration Statement throughout to clarify the relationship between the Company and HFSD and the Company and HJT.

Development Stage, page 45

29.  It appears that your reference to U.S. Securities & Exchange Commission Exchange Act 7 is incorrect. Please advise.

RESPONSE: We have amended the Registration Statement to reference Financial Accounting Standard ASC 915-15 to characterize the Company as a “development stage” company (see page F-8).

Note 4 – Equity, page 45

30.  We note your disclosure that you sold 500,000 shares of Class A common stock in connection with the private offering as of October 31, 2014. However, the Statement of Stockholders’ Equity indicates that you sold 5 million shares. Please revise or advise.

RESPONSE: We have amended Note 4 to the Registration Statement to properly reflect that as of October 31, 2013, the Company had sold an aggregate of 5,000,000 shares of Class A common stock to a total of ten subscribers at an aggregate purchase price of $150,000 (see page F-9).

Further, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer

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Exhibit A

CITED MATERIAL

(1) U.S Department of Energy’s Energy Information Administration

Under the section “The Market for Vehicle Fuels,” found on page 23 of the Registration Statement, the following language was generated from language and statistical information found on the U.S. Department of Energy’s Energy Information Administration’s (EIA) website:

According to the U.S. Department of Energy’s Energy Information Administration (EIA), Americans used about 366 million gallons per day of gasoline in 2012. With about 305 million people in the United States, that equals more than a gallon of gasoline every day for each person. The United States, however, does not produce enough crude oil to create all of the gasoline used by U.S. motorists. Only about 40% of the crude oil used by U.S. refineries is produced in the United States, the rest is imported from other countries.

Additionally, according to the EIA, gasoline is the predominant fuel used by most passenger vehicles in the United States today. There are approximately 254 million vehicles that use gasoline, and on average each vehicle travels approximately 11,600 miles per year. Currently, there are about 162,000 fueling stations that provide refueling services for these consumers.

The specific web address is below:

http://www.eia.gov/energyexplained/index.cfm?page=gasoline_use

(2) Alternative Fuels Data Center at the U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy

Under the section “The Market for Vehicle Fuels,” found on page 23 of the Registration Statement, the following language was derived from the Alternative Fuels Data Center, located on the U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy’s website:

According to the Alternative Fuels Data Center of the U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy (“OEE”), there are approximately 112,000 NG powered vehicles currently in the United States and approximately 14.8 million NG powered vehicles worldwide.

The specific web address is below:

http://www.afdc.energy.gov/vehicles/natural_gas.html

(3) Cummins Westport, Inc.

Under the section “The Market for Vehicle Fuels,” found on page 23 of the Registration Statement, the following language was derived from the Cummins Westport Inc.’s corporate website:

According to corporate website of Cummins Westport Inc., a worldwide leader in the design, engineering and marketing of automotive natural gas engines for commercial transportation applications such as truck and buses, there are approximately 1,200 CNG fueling stations in the United States…

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The specific web address is below:

http://www.cumminswestport.com/links/fuel-station-providers

(4) U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy

Under the section “The Market for Vehicle Fuels,” found on page 23 of the Registration Statement, the following language was derived from U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy’s website:

…compared to approximately 164,292 gasoline fueling stations in the United States as of 2007, according to the OEE’s website.

The specific web address is below:

https://www1.eere.energy.gov/vehiclesandfuels/facts/2008_fotw548.html

(5) U.S Department of Energy’s Energy Information Administration

Under the section “The Market for Vehicle Fuels,” found on page 23 and 24 of the Registration Statement, the following language was generated from language and statistical information found on the U.S. Department of Energy’s Energy Information Administration’s (EIA) website:

Decade	Year-0	Year-1	Year-2	Year-3	Year-4	Year-5	Year-6	Year-7	Year-8	Year-9
1940's										4,971,152
1950's	5,766,542	6,810,162	7,294,320	7,639,270	8,048,504	8,693,657	9,288,865	9,846,139	10,302,608	11,321,181
1960's	11,966,537	12,489,268	13,266,513	13,970,229	14,813,808	15,279,716	16,452,403	17,388,360	18,632,062	20,056,240
1970's	21,139,386	21,793,454	22,101,451	22,049,363	21,223,133	19,537,593	19,946,496	19,520,581	19,627,478	20,240,761
1980's	19,877,293	19,403,858	18,001,055	16,834,912	17,950,527	17,280,943	16,221,296	17,210,809	18,029,585	19,118,997
1990's	19,173,556	19,562,067	20,228,228	20,789,842	21,247,098	22,206,889	22,609,080	22,737,342	22,245,956	22,405,151
2000's	23,333,121	22,238,624	23,027,021	22,276,502	22,402,546	22,014,434	21,699,071	23,103,793	23,277,008	22,910,078
2010's	24,086,797	24,477,425	25,533,448

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The specific web address is below:

http://www.eia.gov/dnav/ng/hist/n9140us2a.htm

(6) U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy

Under the section “Natural Gas as an Alternative Fuel for Vehicles,” found on page 24 of the Registration Statement, the following language and table was derived from U.S. Department of Energy’s Office of Energy Efficiency and Renewable Energy’s website:

According to the OEE, the number of gasoline stations in the United States has been declining since 1994, when there were over 200,000 stations nationwide. Apart from a one year increase in 2005, the numbers of stations continued to decline again with a loss of more than 3,000 stations from 2006 to 2007.

The specific web address is below:

https://www1.eere.energy.gov/vehiclesandfuels/facts/2008_fotw548.html

(7) U.S Department of Energy’s Energy Information Administration

Under the section “Natural Gas as an Alternative Fuel for Vehicles,” found on page 25 of the Registration Statement, the following language was generated from language and statistical information (including the table) found on the U.S. Department of Energy’s Energy Information Administration’s (EIA) website:

According to the EIA’s projections, U.S. total NG consumption will grow from 24.4 trillion cubic feet in 2011, to 29.5 trillion cubic feet by 2040.

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The specific web address is below:

http://www.eia.gov/forecasts/aeo/MT_naturalgas.cfm

(8) Cornell University Chronicle News Story

Under the section “Environmental Conditions and NG Consumption,” found on page 26 of the Registration Statement, the following language was derived from a news story published on the Cornell University Chronicle’s website:

…pollution has become the number one enemy of the population in many emerging nations, with air, water and soil pollution contributing to malnourishment, dieses and deaths to approximately 3.7 billion people.

…air pollution from smoke and various chemicals kills three million people a year…

The specific web address is below:

http://www.news.cornell.edu/stories/2007/08/pollution-causes-40-percent-deaths-worldwide-study-finds

(9) U.S Department of Energy’s Energy Information Administration

Under the section “Why Natural Gas?,” found on page 29 of the Registration Statement, the following language was generated from language and statistical information found on the U.S. Department of Energy’s Energy Information Administration’s (EIA) website:

According to the EIA, Global dry natural gas production increased between 110% between 1980 and 2010, from 53 trillion cubic feet (Tcf) in 1980 to 112 Tcf in 2010.

The specific web address is below:

http://www.eia.gov/todayinenergy/detail.cfm?id=4790

(10) Natural Gas Vehicles for America

Under the section “Growth in NG as a Transportation Fuel,” found on page 31 of the Registration Statement, the following language was generated from language and statistical information found on the Natural Gas Vehicles for America’s website:

•	Currently, transit vehicles (buses, taxis, airport shuttles) are the largest users of NG;

•	The fastest growing NG vehicle (NGV) segment is waste collection and transfer vehicles;

•	NGV Global, the international NGV body, estimates there will be more than 50 million NG vehicles worldwide within the next ten years, or about 9% of the world transportation fleets;

•	Industry data shows that vehicular natural gas nearly doubled between 2003 and 2009. In 2010, NG displaced more than 350 million gasoline gallon equivalents; and

•	According to NGV Global, the number of NGVs in use worldwide by the end of 2011 had grown to 15.2 million. Global NGV sales, according to Pike Research, are expected to rise at a compound annual growth rate (CAGR) of 7.9% to reach 19.9 million vehicles by 2016. NGVs have been most successful in the Middle East and Latin America, especially so in countries that lack a high capacity to refine oil.

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The specific web address is below:

http://www.ngvc.org/about_ngv/

(11) U.S Department of Energy’s Energy Information Administration

Under the section “Why Natural Gas?,” found on page 29 of the Registration Statement, the following language (and table) was generated from language and statistical information found on the U.S. Department of Energy’s Energy Information Administration’s (EIA) website:

The EIA also estimates that, within in the United States, there are technically recoverable resources of 7,299 trillion cubic feet of world shale gas resources. More than half of the identified shale oil resources outside the United States are concentrated in four countries: Russia, China, Argentina and Libya; while more than half of the non-U.S. shale gas resources are concentrated in five countries: China, Argentina, Algeria, Canada and Mexico. The United States is ranked second after Russia for shale oil resources and fourth after Algeria for shale gas resources when compared with the 41 countries assessed (see Tables 2 & 3).

The specific web address is below:

http://www.eia.gov/forecasts/ieo/nat_gas.cfm

(12) Los Angeles Times On Line Web

Under the section “The Benefits of Using Natural Gas as a Diesel Alternative,” subsection “Illustrative Cost/Benefit of NG vs. Alternative Fuel Usage in the United States,” found on page 30 of the Registration Statement, the following language was generated from language contained in an article entitled “Natural gas-powered Ford taxis start rolling in Orange County,” published in 2011 by the Los Angeles Times:

As published by the Los Angeles Times On Line Web in a 2011 article entitled “Natural Gas Powered Ford Taxis Start Rolling in Orange County,” Tim Conlon, the president and general manager of California Yellow Cab, pointed out that in Orange County, California, the per gallon equivalent of CNG is almost $2 less than the price of a gallon of traditional fuel. Mr. Conlon believed that such savings added to the increased infrastructure support, made it a clear choice for his company to go with the CNG-powered Transit Connect Taxis.

The specific web address is below:

http://latimesblogs.latimes.com/money_co/2011/09/natural-gas-powered-ford-taxis-start-service-in-california.html

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